UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street

Petach Tikva 4959383, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On March 24, 2015, MACROCURE LTD. (NASDAQ:MCUR) updated its investor presentation which it intends to use effective immediately, a copy of which is furnished herewith as Exhibit 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.
(Registrant)

Date: March 24, 2015	By:	/s/ Mark Page
	Name:	Mark Page
	Title:	Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Updated investor presentation of MACROCURE LTD. (NASDAQ:MCUR) which the company intends to use effective immediately.